

September 27, 2022

Ira Birns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 N.W. 41st Street
Miami FL 33178

> **Re: World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-09533**

Dear Mr. Birns:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reportable Segments
Results of Operations, page 24

1. Please revise your discussion to describe and quantify how inflation has affected your costs and margins, explaining the relative effect of each. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.

Liquidity and Capital Resources
Cash Flows
Operating Activities, page 29

2. Your analysis of changes in operating cash flows references working capital, operating results, and higher fuel prices. Note that references to working capital and operating

results may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your analysis should discuss factors that actually affected operating cash and reasons underlying these factors. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff's Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure as appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Amy Geddes at (202) 551-3304 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services